Exhibit 12.2

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Amounts in thousands except ratio)

Six Months Ended June 30, 2004
Earnings:
Income before income taxes(1)	$287,648
Adjustments:
Net interest expense(2)	50,433
QMC interest expense(3)	1,600
Amortization of capitalized interest	8,566
Portion of rental expense representative of interest	1,325
Income of affiliates	1,609
Minority interest in net income of affiliates	139,915

$491,096

Fixed Charges:
Net interest expense(2)	50,433
Capitalized interest	4,897
Portion of rental expense representative of interest	1,325
Preferred dividends	—

$56,655

Ratio of earnings to fixed charges	8.7

(1)	Pre-tax income before minority interest, equity income, impairment of affiliates and cumulative effect of a change in accounting principle, net of Minority interest in income of subsidiaries.

(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.

(3)	Represents interest expense related to Newmont’s guarantee of QMC Finance Pty Ltd debt.